

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 2, 2017

Adrian Bartella
Chief Financial Officer
Hudson Ltd.
4 New Square, Bedfont Lakes
Feltham, Middlesex TW 14 8HA
United Kingdom

> **Re:** **Hudson Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 16, 2017**
> **CIK No. 0001714368**

Dear Mr. Bartella:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market and Industry Date, page iii

1. We note that you commissioned Ipsos Market Research to provide you with survey research regarding travelers shopping preferences in airports and that the results of the survey are summarized throughout your draft registration statement. Please provide us Ipsos Market Research's consent or with your analysis as to why you believe such consent is not required under Section 7 of the Securities Act. Please refer to Rule 436 of Securities Act and Question 141.02 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Summary Financial and Other Information

Other Data, page 14

2. We note that your presentations of adjusted EBITDA and adjusted net earnings attributable to equity holders of parent include an adjustment for "other operational result." In periods where this adjusting item is significant, please disclose more detail about the types and dollar amounts of each major type of income or expense captured in this adjusting item. At a minimum, please provide such disclosure for 2016 and the interim period of 2017.

Capitalization, page 42

3. We note your revisions in response to comment 5. Please revise the introductory language to this table or add a footnote to the table disclosing that prior to the Reorganization Transactions, Hudson Ltd. has no operations and nominal capitalization. We believe it is important to clarify to your investors why you are disclosing the capitalization of Hudson Group rather than the registrant Hudson Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Comparison of the six months ended June 30, 2017 and 2016

Gross Profit, page 51

4. Please discuss how gross profit margin percentages attributable to your duty free and duty paid sales differ and the extent to which the difference materially impacted gross profit overall during the periods discussed.

Description of Share Capital and Bye-Laws, page 90

5. We note your response to comment 3 and partially reissue the comment. We note from your response that as a matter of Bermuda law, new shareholders investing in your Class A Common Shares will have agreed to the form of your bye-laws when adopted and will be bound by the terms of your bye-laws, including the corporate opportunities bye-law. Please revise your registration statement to clarify whether new shareholders will be deemed to have notice of and to have consented to all provisions of your bye-laws as the last sentence in this section and your risk factor appearing on page 32 suggest that this concept only applies to your corporate opportunities bye-law.

Combined Financial Statements of Hudson Group for the Three Years Ended December 31, 2016

General

6. We note your response to comment 16. If you continue to believe that the audited balance sheet and related footnotes of the registrant are not required under Rule 3-01(a) of Regulation S-X, please disclose within the footnotes to the predecessor's financial statements the reason that the registrant's financial statements have been excluded. In doing so, please clearly disclose, if true, that Hudson Ltd. has no operations, nominal assets, and no liabilities or contingencies prior to the Reorganization Transactions.

Note 19.1.1 Impairment Test of Goodwill, page F-29

7. Your response to comment 24 indicates that you characterize each concession contract as an individual CGU as this is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. In light of this statement, please explain to us in more detail why your response indicates that your sole operating segment is the lowest level at which goodwill is monitored for internal management purposes. It appears that goodwill should be allocated to each CGU that is expected to benefit from the synergies of the combination, and it is unclear to us that all of your concession contracts would equally benefit such that all concession contracts should be aggregated into a single group for purposes of allocating goodwill. If goodwill can be allocated to individual CGUs on a non-arbitrary basis, please tell us why management would not allocate and monitor goodwill at the individual CGU level.

Note 29. Financial Debt, page F-36

8. We note your response to comment 17 and the related revisions to your filing, along with the maturity analysis for non-derivative financial liabilities that you present in Note 34.8.1. In order to provide greater transparency regarding the maturities of your related party loans, please disclose in an appropriate location within your footnotes that substantially all of the related party loans are due on October 15, 2022, similar to the disclosure on page 60.

Item 6. Indemnification of Directors and Officers, page II-1

9. We note your response to comment 4 and partially reissue the comment. Please revise this section to clarify that the waiver in your bye-laws will not apply to any claim or action under the United States federal securities laws.

You may contact Yong Kim, Staff Accountant, at (202)551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202)551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John B. Meade, Davis Polk & Wardwell LLP